

AA
316

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STROUSE GREENBERG REALTY INVESTMENTS, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 SOUTH BROAD ST. - 3RD FLOOR
(No. and Street)

PHILADELPHIA   PA   19102
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD GLICKMAN   215-875-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VOYNOW BAYARD AND COMPANY, CPA'S
(Name – if individual, state last, first, middle name)

1210 NORTHBROOK DRIVE - SUITE 140   TREVOSE   PA   19053
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/17

OATH OR AFFIRMATION

I, __EDWARD GLICKMAN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __STROUSE GREENBERG REALTY INVESTMENTS, INC.__ , as of __DECEMBER 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__PRESIDENT & CHIEF FINANCIAL OFFICER__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STROUSE, GREENBERG REALTY
INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULES AND
AUDITORS' REPORT THEREON
PURSUANT TO RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

TABLE OF CONTENTS

DECEMBER 31, 2008

VOYNOW, BAYARD AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

NORTHBROOK CORPORATE CENTER

PARTNERS:
ROBERT H. BAYARD, CPA
KENNETH MANN, CPA
HUGH WHYTE, CPA

RANDALL E. FRANZEN, CPA
DAVID A. KAPLAN, CPA
STEVEN W. WHITE, CPA

1210 NORTHBROOK DRIVE, SUITE 140

TREVOSE, PENNSYLVANIA 19053

(215) 355-8000

FAX: (215)396-2000

PAUL VOYNOW, CPA

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder of
  Strouse, Greenberg Realty Investments, Inc.:

We have audited the accompanying statement of financial condition of
Strouse, Greenberg Realty Investments, Inc. (a wholly-owned subsidiary of
TRO Liquidating LLC) as of December 31, 2008, and the related statements of
operations and comprehensive loss, changes in stockholder's equity and cash
flows for the year then ended that you are filing pursuant to Rule 17a-5
under the Securities Exchange Act of 1934. These financial statements are
the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally
accepted in the United States of America. Those standards require that we
plan and perform the audit to obtain reasonable assurance about whether the
financial statements are free of material misstatement. An audit includes
examining, on a test basis, evidence supporting the amounts and disclosures
in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as
well as evaluating the overall financial statement presentation. We
believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present
fairly, in all material respects, the financial position of Strouse,
Greenberg Realty Investments, Inc. as of December 31, 2008, and the results
of its operations and its cash flows for the year then ended in conformity
with accounting principles generally accepted in the United States of
America.

Our audit was made for the purpose of forming an opinion on the basic
financial statements taken as a whole. The information contained on pages
9 to 10 is presented for purposes of additional analysis and is not a
required part of the basic financial statements, but is supplementary
information required by rule 17a-5 under the Securities Exchange Act of
1934. Such information has been subjected to the auditing procedures
applied in the audit of the basic financial statements and, in our opinion,
is fairly stated in all material respects in relation to the basic
financial statements taken as a whole.

VOYNOW, BAYARD AND COMPANY
Certified Public Accountants

February 3, 2009

MEMBER • AMERICAN INSTITUTE OF CERTIFIED PUBIC ACCOUNTANTS
MEMBER • PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 39,195
Prepaid expenses	3,367
Investment in NASD	86,732
Total assets	$129,294

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accrued expenses		$ 8,485
Loans payable, TRO Liquidating LLC		31,235
Total liabilities		39,720
Stockholder's equity		
Common stock (par value $5 a share; authorized 2,000 shares, issued and outstanding 750 shares)	$ 3,750	
Additional paid-in capital	307,903	
Accumulated deficit	(181,527)	
Accumulated comprehensive loss	(34,552)	
Less: treasury stock (187.5 shares)	(6,000)	
Total stockholder's equity		89,574
Total liabilities and stockholder's equity		$129,294

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31, 2008

Revenue		
Interest		$ 828
Expenses		
Professional fees	$ 6,250	
Administrative expenses	3,532	
Taxes	625	
		10,407
Net loss		(9,579)
Other comprehensive loss		
Unrealized holding loss		(86,978)
Comprehensive loss		$ (96,557)

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Comprehensive Income (Loss)	Treasury Stock	Total Stockholder's Equity
Balance, January 1, 2008	$ 3,750	$307,903	$ (171,948)	$ 52,426	$ (6,000)	$ 186,131
Net loss	-	-	(9,579)	-	-	(9,579)
Unrealized holding loss	-	-	-	(86,978)	-	(86,978)
Balance, December 31, 2008	$ 3,750	$307,903	$ (181,527)	$ (34,552)	$ (6,000)	$ 89,574

See report of independent auditors.
The accompanying notes are an integral part of these financial statements.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. ORGANIZATION

Strouse, Greenberg Realty Investments, Inc. (the Company) was formed under the laws of the Commonwealth of Pennsylvania on June 1, 1977, for the purpose of operating as a broker-dealer in real estate securities. The company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Presently, no customer accounts are maintained.

While the financial statements have been prepared from the separate records maintained by Strouse, Greenberg Realty Investments, Inc., they may not necessarily be indicative of the conditions that would have existed or the results of operations that would have occurred had the Company been operating as an unaffiliated entity.

Funds required for the operation of the Company's business, which are in excess of the Company's operating revenues, are expected to be obtained by capital contributions, advances, or expense reimbursements from its sole stockholder.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all investments purchased which have a maturity of three months or less to be cash equivalents.

Investments

Investments consist of marketable securities. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each year-end.

Since the company does not intend to sell these securities, in the near term, which are subject to the fluctuations of the market, they are "available for sale," and accordingly, are carried at fair value (market). Unrealized gains and losses were reported as a separate component within the stockholder's equity section of the statement of financial condition.

Comprehensive income (loss)

The Company adopted the provisions of the Statement on Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 governs the financial statement presentation of changes in shareholder's equity resulting from non-owner sources. Other comprehensive income (loss), as reported in the accompanying statements, is represented by unrealized gains or losses on "available for sale" securities.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2008

---

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission
Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the
maintenance of minimum net capital and a maximum ratio of aggregate
indebtedness to net capital, both as defined. The ratio of aggregate
indebtedness to net capital shall not exceed 15 to 1. At December 31,
2008, the Company had net capital, as defined, of $92,672 which was
$87,672 over its required net capital of $5,000. The percentage of
aggregate indebtedness to net capital was 9%.

4. INVESTMENT IN NASD

The Company purchased 1,500 convertible NASDAQ warrants in 2000 for
$20,100. On June 21, 2006, the 1,500 NASDAQ warrants were converted
into common shares at the option price of $16 a share for $24,000
bringing the total cost to $44,100. On February 9, 2006, 2010 common
shares had been purchased for the price of $77,187. The Company
reported an unrealized loss on the common stock of $86,978.

5. LOANS PAYABLE, TRO LIQUIDATING LLC

During 2000, TRO Liquidating LLC advanced loans, amounting to $31,235
to the Company. These loans are non interest-bearing and are due on
September 30, 2010. An option exists for which the loan can be
assigned back to the lender. The Company received approval from FINRA
that these loans be treated as subordinated debt and, thus, as
additional capital for purposes of the computation of net capital and
aggregate indebtedness under SEC rule 15c3-1.

6. INCOME TAXES

The Company has net operating loss carryforwards which are available
for utilization on its future federal tax returns:

Expiration	
2009	$ 4,300
2010	8,654
2011	8,017
2012	9,886
2018	11,474
2019	9,656
2020	12,064
2021	8,896
2022	9,519
2023	13,199
2024	13,152
2025	12,055
2026	12,379
2028	9,579
	$ 142,830

-8-

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2008

6.   INCOME TAXES (Continued)

The Company also has net operating loss carryforwards for state tax
purposes.

The Company has recognized a full allowance, as of December 31, 2008,
against any deferred tax assets that might arise from the utilization
of any loss carryforwards.

7.   EXEMPTION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the
Securities Exchange Commission and, therefore, is not required to
maintain a special reserve bank account for the exclusive benefit of
customers since it meets the requirements of Rule 15c3-3(k)(2)(i),
which, among other provisions, requires the Company to clear all
transactions with and for customers on a fully disclosed basis with a
clearing broker or dealer and to promptly transmit all customer funds
and securities to the clearing broker or dealer which carries all of
the accounts of such customers.

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

1. Total ownership equity from statement
   of financial condition $ 89,574

2. Deduct ownership equity not allowable
   for net capital   -

3. Total ownership equity qualified for
   net capital   89,574

4. Add
   A. Liabilities subordinated to claims
       of general creditors allowable
       in computation of net capital   31,235
   B. Other (deductions) or allowable
       credits   -

5. Total capital and allowable subordinated
   liabilities   120,809

6. Deductions and/or charges
   A. Total nonallowable assets
       from statement of financial
       condition   3,367
   B. Secured demand note deficiency   -
   C. Commodity futures contracts and   -
       spot commodities - proprietary
       capital charges   -
   D. Other deductions and/or charges   -

                                                              3,367
7. Other additional and/or allowable credits   -

8. Net capital before haircuts on
   securities positions   117,442

9. Haircuts on securities   24,770

10. Net capital $ 92,672

11. Minimum net capital required (6-2/3%
    of line 19) $ 566

12. Minimum dollar net capital requirement
    of reporting broker or dealer $ 5,000

STROUSE, GREENBERG REALTY INVESTMENTS, INC.
(A Wholly-owned Subsidiary of
TRO Liquidating LLC)

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION (CONTINUED)

AS OF DECEMBER 31, 2008

13. Net capital requirement (greater
    of line 11 or 12) $ 5,000

14. Excess net capital (line 10 less line 13) $ 87,672

15. Excess net capital at 1000% (line 10
    less 10% of line 19) $ 91,823

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness liabilities
    from statement of financial condition $ 8,485

17. Add items not included in statement of
    financial condition   -

18. Reserve   -

19. Total aggregate indebtedness $ 8,485

20. Percentage of aggregate indebtedness to net capital
    (line 19 divided by line 10)   9%

SCHEDULE OF NONALLOWABLE ASSETS (Line 6A)

Prepaid expenses $ 3,367

See report of independent auditors.

Voynow, Bayard and Company

Certified Public Accountants
Northbrook Corporate Center
1210 Northbrook Dr. Suite 140 • Trevose, PA 19053
Tel: 215-355-8000 • Fax: 215-396-2000
www.voynowbayard.com

PARTNERS:
ROBERT H. BAYARD, CPA
KENNETH MANN, CPA
HUGH WHYTE, CPA

RANDALL E. FRANZEN, CPA
DAVID A. KAPLAN, CPA
CHARLES L. KLOSS, CPA
STEVEN W. WHITE, CPA

PAUL VOYNOW, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SECURITIES EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors of
  Strouse, Greenberg Realty Investments, Inc.

In planning and performing our audit of the financial statements of Strouse, Greenberg Realty Investments, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
  Strouse, Greenberg Realty Investments, Inc.
Page 2

        Because of inherent limitations in internal control or the
practices and procedures referred to above, errors or fraud may occur and
not be detected. Also, projection of any evaluation of them to future
periods is subject to the risk that they may become inadequate because of
changes in conditions or that the effectiveness of their design and
operation may deteriorate.

        A control deficiency exists when the design or operation of a
control does not allow management or employees, in the normal course of
performing their assigned functions, to prevent or detect misstatements on
a timely basis. A significant deficiency is a control deficiency, or
combination of control deficiencies, that adversely affects the entity's
ability to initiate, authorize, record, process, or report financial data
reliably in accordance with generally accepted accounting principles such
that there is more than a remote likelihood that a misstatement of the
entity's financial statements that is more than inconsequential will not be
prevented or detected by the entity's internal control.

        A material weakness is a significant deficiency, or combination
of significant deficiencies, that results in more than a remote likelihood
that a material misstatement of the financial statements will not be
prevented or detected by the entity's internal control.

        Our consideration of internal control was for the limited purpose
described in the first and second paragraphs and would not necessarily
identify all deficiencies in internal control that might be material
weaknesses. We did not identify any deficiencies in internal control
activities for safeguarding securities that we consider to be material
weaknesses, as defined above.

        We understand that practices and procedures that accomplish the
objectives referred to in the second paragraph of this report are
considered by the SEC to be adequate for its purposes in accordance with
the Securities Exchange Act of 1934 and related regulations, and that
practices and procedures that do not accomplish such objectives in all
material respects indicate a material inadequacy for such purposes. Based
on this understanding and on our study, we believe that the Company's
practices and procedures were adequate at December 31, 2008 to meet the
SEC's objectives.

        This report is intended solely for the information and use of the
Board of Directors, management, the National Association of Securities
Dealers, Inc., the SEC and other regulatory agencies that rely on rule 17a-
5(g) under the Securities Exchange Act of 1934 in their regulation of
registered brokers and dealers, and is not intended to be and should not be
used by anyone other than these specified parties.

                                        VOYNOW, BAYARD AND COMPANY
                                        Certified Public Accountants

                                        February 3, 2009